UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-36582

Auris Medical Holding AG
(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21
6300 Zug, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual General Meeting Results

On April 22, 2015, Auris Medical Holding AG (“Auris Medical”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 1: Approval of the Annual Report of Auris Medical Holding AG, the financial statements of Auris Medical Holding AG and the Group Financial Statements for the 2014 financial year.

Auris Medical shareholders approved the Annual Report of Auris Medical Holding AG, the financial statements of Auris Medical Holding AG and the Group Financial Statements for the 2014 financial year.

Agenda item 2: Discharge from liability of members of the Board of Directors and the Executive Committee.

Auris Medical shareholders approved the discharge from liability of members of the Board of Directors and the Executive Committee.

Agenda item 3: Appropriation of the financial result.

Auris Medical shareholders approved to carry forward the (negative) balance of CHF 34,193,525.

 Agenda item 4: Votes on compensation for the members of the Board of Directors and the Executive Committee.

Auris Medical shareholders approved the aggregate amount of compensation of CHF 600,000 (gross amount) for the Board of Directors for the period from the 2015 Annual General Meeting to the 2016 Annual General Meeting.

Auris Medical shareholders approved the aggregate amount of compensation of CHF 2,000,000 (gross amount) for the Executive Committee for the 2016 financial year.

Agenda item 5: Re-election of the Chairman and members of the Board of Directors.  Election to the Board of Directors.

Auris Medical shareholders re-elected Thomas Meyer, PhD, as member and Chairman of the Board of Directors and re-elected Prof. Wolfgang Arnold, MD, James Healy, MD, PhD, Oliver Kubli, Antoine Papiernik and elected Berndt Modig and Calvin Roberts, MD, as members of the Board of Directors, each for a term of office until the end of the 2016 Annual General Meeting.

Agenda item 6: Re-election and election to the Compensation Committee.

Auris Medical shareholders re-elected Antoine Papiernik and Prof. Wolfgang Arnold, MD, and elected James Healy, MD, PhD, as members of the Compensation Committee, each for a term of office until the end of the 2016 Annual General Meeting.

Agenda item 7: Re-election of the Auditors.

Auris Medical shareholders re-elected Deloitte AG as statutory auditors of Auris Medical Holding AG for the 2015 financial year.

Agenda item 8:  Re-election of the Independent Proxy.

Auris Medical shareholders re-elected Sandro G. Tobler, Attorney at Law and public notary, Zug, as Independent Proxy of Auris Medical Holding AG for a term of office until the end of the 2016 Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG
By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: April 24, 2015